ONE HORIZON GROUP,  INC.

T1-017 Tierney Building,
University of Limerick, Limerick, Ireland

May 29, 2015

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Gregory Dundas

Re:	One Horizon Group, Inc.
Registration Statement on Form S-1
Filed February 5, 2015
Amendment No. 1 to Registration Statement on Form S-1
Filed April 24, 2015
Amendment No.2 to Registration Statement on Form S-1
Filed April 27, 2015
Amendment No. 3 to Registration Statement on Form S-1
Filed May 22, 2015
File No. 333-201900

Dear Mr. Dundas:

We filed a registration statement on Form S-1 on February 5, 2015, File No. 333-201900 (the “Original Report”), Amendment No. 1 to Original Report on April 24, 2015 (the “Amendment No.1”), Amendment No.2 to Original Report on April 27, 2015 (the “Amendment No.2”) and Amendment No. 3 to Original Report on May 22, 2015 (“Amendment No. 3”, together with “Amendment No.2”, “Amendment No. 1” and “Original Report”, the “Registration Statement”) to register a resale of up to 6,237,599 shares of Common Stock of the Company. We are hereby requesting that the Registration Statement be declared effective at __10:00am___ Eastern Standard Time on June 2, 2015.

We acknowledge that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and,

●	The company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding this letter.

Very truly yours,
Brian Collins

/s/ Brian Collins
By: Brian Collins
President, Chief Executive Officer